UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 21, 2012

Commission File Number 1-6702

NEXEN INC.

(Translation of registrant’s name into English)

801 – 7 Avenue S.W.

Calgary, Alberta, Canada  T2P 3P7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K incorporates by reference the exhibit attached hereto, which was filed by Nexen Inc. with the Canadian Securities Administrators (the “CSA”) on the date specified in the exhibit list.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC.
(Registrant)

Date: March 21, 2012	By:	/s/ Rick C. Beingessner
Name: Rick C. Beingessner
Title: Assistant Secretary

FORM 6-K EXHIBIT INDEX

Exhibit Number	Description

99.1

Management Proxy Circular, including Notice of Annual General Meeting of Shareholders, Form of Proxy and Supplemental Mail Return Cards, with respect to the April 25, 2012 Annual General Meeting of Shareholders, dated February 27, 2012, as filed with the CSA on March 21, 2012.